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                                                                    Exhibit 99.1

[DUSA(R) LOGO]

INNOVATION IN PHOTODYNAMIC THERAPY

DUSA PHARMACEUTICALS, INC. (R)
FOR RELEASE AT 7:30 A.M. AUGUST 12th

                   DUSA PHARMACEUTICALS REPORTS SECOND QUARTER
                   CORPORATE HIGHLIGHTS AND FINANCIAL RESULTS,
                   INCLUDING HIRING OF AN ASSOCIATE VP, SALES,
                           ADDITION OF A NEW DIRECTOR,
                 AND FDA APPROVAL OF DUSA MANUFACTURING FACILITY

WILMINGTON, MA. AUGUST 12th, 2003 - DUSA Pharmaceuticals, Inc. (NASDAQ NMS:
DUSA) reported today its corporate highlights and financial results for the second quarter ended June 30, 2003, including the hiring of an Associate Vice President, Sales, FDA approval of DUSA's new manufacturing facility and the addition of a new member to the Board of Directors.

CORPORATE HIGHLIGHTS

Building on the momentum of the numerous posters and presentations related to Levulan(R) PDT at the American Academy of Dermatology annual meeting in late March, during the second quarter there was a near continuous stream of positive reports, articles, and presentations at meetings related to Levulan PDT for dermatology.

The reports and articles (both peer reviewed and non-peer reviewed) in widely read dermatological publications, along with posters and presentations at scientific and educational meetings for dermatologists, have led to a significant increase in interest from dermatologists in the use of Levulan PDT.

Although these are all very encouraging signs for future usage, actual sales for the quarter stayed flat at 1914 Kerastick(R) units (vs. 1842 during the first quarter), as it is expected to take a number of months for this increased interest in our therapy to translate into increased sales. BLU-U(R) placements also remained flat, ending the quarter at 323 units, vs. 324 at the end of the first quarter.

In order to help translate the increased level of interest into sales, DUSA has finalized its plans to implement a small regional sales force, beginning this fall. With this in mind, DUSA is delighted to announce the hiring of David Page, formerly Vice President of Sales, Aesthetics Division of Lumenis, Inc., as Associate Vice President of Sales, effective August 11, 2003. David brings more than 15 years of sales and sales management experience in the dermatology and aesthetics industries to DUSA, along with a track record of achieving strong sales growth in these markets. David will be responsible for the development and implementation of DUSA's new sales strategy. With success, DUSA plans to expand the sales force significantly during 2004.

DUSA also continues to make progress on reimbursement issues. For example, one of our goals has been to obtain universal coverage by private insurance companies, to supplement coverage already in place for Medicare patients. During the quarter, based on the increasing scientific evidence supporting the use of Levulan PDT, one major private insurer did agree to cover the therapy. We are now working with the remaining companies to provide them with the information that they require to implement coverage.

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We also continue working with CMS on issues related to the bundling of the drug costs into the procedure fee that occurred during the first quarter.

During the quarter, DUSA made some adjustments to our dermatology development strategy, based on recently completed market research. DUSA has decided to move forward with Phase II studies on both `Photodamaged skin' and `Acne', using our Levulan Kerastick applied to broad skin areas. In both studies, drug will be applied, followed by light treatment during a single patient visit. The planned Phase ll studies will also, for the first time, use light sources already in doctors' offices in addition to DUSA's FDA-approved BLU-U light source. The market research also indicated that expanding our current AK labeling would be unlikely to significantly impact sales. Therefore, DUSA has decided that the previously planned Phase lll studies for `Broad Area AK' will not be carried out at this time.

The Company is also delighted to announce the recent FDA approval of our new Kerastick manufacturing facility at our Wilmington, MA, offices. Although DUSA still has significant inventory built by our former contract manufacturer, this approval means that when demand becomes sufficient, we will be able to manufacture our product in-house. It also makes DUSA a vertically integrated pharmaceutical company.

The Company continues to support development efforts for Levulan PDT in the treatment of Barrett's esophagus dysplasia. A Company-sponsored pilot Phase II study is being planned using Levulan PDT in the treatment of high-grade dysplasia, primarily to test our new, proprietary and user-friendly light delivery device in preparation for what we anticipate to be pre-pivotal Phase II trials. DUSA continues to seek a development and marketing partner for this indication.

The Company also made some changes to its Board of Directors. During the quarter, Jay Haft was named Chairman of the Board and lead director, succeeding Geoffrey Shulman, who remains as President, CEO and CFO. DUSA is also delighted to be able to announce the recent appointment of Magnus Moliteus, former President of Pharmacia, Inc., to DUSA's Board of Directors. Magnus brings a wealth of pharmaceutical industry experience to DUSA. Simultaneously, the Board appointed Peter Chakoutis, DUSA's Controller, as the Company's Principal Accounting Officer.

FINANCIAL HIGHLIGHTS:

DUSA's net loss for the three-months ended June 30, 2003 was $3,811,000 or ($0.27) per share, as compared to a net loss of $3,438,000 or ($0.25) per share for the three months ended June 30, 2002. Revenues for the current quarter were $147,000 as compared to $1,430,000 in 2002. Revenues in 2003 were totally comprised of Kerastick(R) product sales to end-users. Revenues in the comparable 2002 period were comprised of $56,000 in product sales, $496,000 of research grant and milestone revenues, and $878,000 of co-development revenue earned under our collaboration agreement with our former marketing and development partner.

Total research and development costs were $1,449,000 for the three months ended June 30, 2003, compared to $3,375,000 in the prior year period. The decrease in 2003 is mainly attributable to lower clinical trial expenditures for dermatology projects, as DUSA has delayed its warts and onychomycosis projects that were co-sponsored with its former marketing and development collaborator. During the current quarter, DUSA incurred marketing and sales expenses of $533,000 as we commenced certain initiatives in 2003 following the re-acquisition of the rights to our dermatology products. In the prior year period, all marketing and sales expenses were the responsibility of our former partner. Total other operating expenses for the current quarter were $1,680,000, as

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compared to $1,501,000 in 2002. This increase was caused by significantly higher legal expenses, primarily related to the challenge to our Australian patent and associated issues, offset, in part, by lower staffing costs in 2003 due primarily to employee separations during 2002. It is expected that general and administrative costs will remain elevated as long as the patent dispute continues.

Interest income for the three-months ended June 30, 2003 was $527,000, as compared to $785,000 for the same period in 2002. This decrease is mainly attributable to lower investable cash balances in support of DUSA's operating activities, and lower yields.

As of June 30, 2003, total cash, cash equivalents, and United States government securities were approximately $45,014,000, and long-term debt including current maturities was $1,653,000.

DUSA PHARMACEUTICALS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(AMOUNTS ARE IN US DOLLARS)

                                                                      JUNE 30,
                                                                        2003       DECEMBER 31,
                                                                    (UNAUDITED)        2002
                                                                    ------------   ------------
ASSETS

CURRENT ASSETS
   Cash, cash equivalents and United States Government Securities   $ 45,014,357   $ 52,879,543
   Inventory                                                           1,036,987      1,188,659
   Other current assets                                                1,391,581      1,652,088
                                                                    ------------   ------------
      TOTAL CURRENT ASSETS                                            47,442,925     55,720,290
   Property and equipment, net                                         4,792,083      5,229,683
                                                                    ------------   ------------
TOTAL ASSETS                                                        $ 52,235,008   $ 60,949,973
                                                                    ============   ============

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
   Accounts payable and accrued expenses                            $  2,090,923   $  3,099,643
   Current maturities of long-term debt                                  270,000        270,000
   Deferred revenue                                                       66,150          5,100
                                                                    ------------   ------------
     TOTAL CURRENT LIABILITIES                                         2,427,073      3,374,743
   Long-term debt, net of current maturities                           1,382,500      1,517,500
                                                                    ------------   ------------
TOTAL LIABILITIES                                                      3,809,573      4,892,243
TOTAL SHAREHOLDERS' EQUITY                                            48,425,435     56,057,730
                                                                    ------------   ------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                          $ 52,235,008   $ 60,949,973
                                                                    ============   ============

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DUSA PHARMACEUTICALS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(AMOUNTS ARE IN US DOLLARS)

                                                THREE MONTHS ENDED             SIX MONTHS ENDED
                                                     JUNE 30                       JUNE 30
                                                   (UNAUDITED)                   (UNAUDITED)
                                           ---------------------------   -------------------------
                                               2003           2002           2003           2002
                                           ------------   ------------   ------------   ------------
REVENUES
   Product sales and rental income         $    147,275   $     55,658   $    290,645   $    106,185
   Research grant and milestone revenue               -        495,834              -        991,668
   Research revenue earned under                      -        878,486              -      1,657,623
     collaborative agreement
                                           ------------   ------------   ------------   ------------
TOTAL REVENUES                                  147,275      1,429,978        290,645      2,755,476
                                           ------------   ------------   ------------   ------------

OPERATING COSTS
   Cost of product sales and royalties          824,027        776,533      1,577,331      1,455,302
   Research and development                   1,448,600      3,374,905      2,964,991      6,471,596
   Marketing and sales                          532,978              -      1,063,490              -
   General and administrative                 1,679,750      1,501,008      3,155,021      2,693,016
                                           ------------   ------------   ------------   ------------
TOTAL OPERATING COSTS                         4,485,355      5,652,446      8,760,833     10,619,914
                                           ------------   ------------   ------------   ------------
LOSS FROM OPERATIONS                         (4,338,080)    (4,222,468)    (8,470,188)    (7,864,438)
                                           ------------   ------------   ------------   ------------

OTHER INCOME

   Interest income                              526,964        784,902      1,093,099      1,559,321
                                           ------------   ------------   ------------   ------------
NET LOSS                                   $ (3,811,116)  $ (3,437,566)  $ (7,377,089)  $ (6,305,117)
                                           ============   ============   ============   ============
BASIC AND DILUTED NET LOSS PER
   COMMON SHARE                            $      (0.27)  $      (0.25)  $      (0.53)  $      (0.45)
                                           ============   ============   ============   ============
WEIGHTED AVERAGE NUMBER OF
   COMMON SHARES OUTSTANDING                 13,932,424     13,869,297     13,912,579     13,867,354
                                           ============   ============   ============   ============

DUSA Pharmaceuticals, Inc. is a biopharmaceutical company engaged primarily in the development of Levulan Photodynamic Therapy (PDT) and Photodetection (PD) for multiple medical indications. PDT and PD utilize light-activated compounds such as Levulan to induce a therapeutic or detection effect. DUSA is a world leader in topically or locally applied PDT and PD. The Company maintains offices in Wilmington, MA, Valhalla, NY, and Toronto, Ontario.

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Except for historical information, this news release contains certain forward-looking statements that represent our current expectations and beliefs concerning future events, and involve certain known and unknown risk and uncertainties. These forward-looking statements relate to statements concerning DUSA's expectations regarding the timing of increased sales from interest generated in its therapy, plans to expand a sales team in 2004; expectations that new trials will be accomplished during a single office visit with other devices, in addition to the BLU-U; DUSA's ability to manufacture the Kerastick in-house; and the anticipation of trials for treatment of Barrett's esophagus dysplasia. These forward-looking statements are further qualified by important factors that could cause actual results to differ materially from those in the forward-looking statements. These factors include, without limitation, changing market and regulatory conditions, actual clinical results of our trials, the impact of competitive products and pricing, the market acceptance of our products, the maintenance of our patent portfolio and ability to obtain competitive levels of reimbursement by additional third-party payors, none of which can be assured, and other risks and uncertainties identified in DUSA's Form 10-K for the year ended December 31, 2002.

For further information contact: D. GEOFFREY SHULMAN, MD, President, CEO & CFO or SHARI LOVELL, Director, Shareholder Services Tel: 416.363.5059 Fax
416.363.6602 or visit www.dusapharma.com